Exhibit 99.1

Cardiome to Present at JMP Securities Healthcare Investor Conference

NASDAQ: CRME   TSX: COM

VANCOUVER, June 19, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that William Hunter, M.D., President & CEO of Cardiome, will present an update on the company's progress at the JMP Securities Healthcare Conference on June 25, 2014 at 3:00p.m. EDT in New York. A live webcast and a replay of the company's presentation will be available on the Cardiome corporate website at www.cardiome.com.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for the treatment of acute coronary syndrome.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: Cardiome Investor Relations, (604) 676-6993 or Toll Free: 1-800-330-9928, Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 12:00e 19-JUN-14